Exhibit 99.1

Compugen Welcomes Paul Sekhri as its New Chairman of the Board

Appointment to take effect October 2, 2017

HOLON, ISRAEL, August 2, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, announced today that the Board of Directors has appointed Paul Sekhri to serve as a Director and Chairman of the Board, effective October 2, 2017. As the new Chairman, Mr. Sekhri will succeed Martin Gerstel, who announced his intention to retire from this role in February of this year.

"We are delighted to have Paul Sekhri join us as our new Chairman," said Anat Cohen-Dayag, PhD, President and CEO of Compugen. "Paul brings to Compugen over 30 years of experience in the life sciences industry and a proven track record in drug development, business development and commercial strategy, as well as extensive board and capital markets expertise. I look forward to benefitting from his leadership during this next exciting chapter of our corporate development, as we aim to leverage the opportunities offered by our predictive capabilities and novel pipeline and strive to maximize the value of our assets for the benefit of patients and our shareholders."

"I am honored to have been given the opportunity to lead Compugen as its new Chairman. Compugen is an extraordinary company with highly differentiated predictive discovery capabilities and an impressive therapeutic pipeline," said Paul Sekhri. "I look forward to working with my fellow directors, Anat, and the entire senior management team to establish Compugen as a key industry player in the space of cancer immunotherapy."

Martin Gerstel said, "I am extremely proud of our successful establishment of a unique and broadly applicable predictive discovery capability, and through its initial focused utilization the creation of a very promising immunotherapy pipeline. When announcing earlier this year my planned retirement, I commented that following the anticipated entrance into human clinical testing of product candidates based on our novel target discoveries, and the signing of additional collaboration agreements, I am confident that these past achievements will be more broadly recognized, and Compugen will then be seen as, and in fact be, a very different company with both new opportunities and new challenges. Accordingly, it would be appropriate for Compugen to have a new chairperson on board at that time to guide the next chapter of our corporate growth as the Company leverages its unique capabilities to expand and enhance our medical and commercial value. I have no doubt that Paul is the right person to undertake this challenge and I look forward to doing whatever I can to support his efforts."

Dr. Cohen-Dayag concluded, "I would like to acknowledge Martin for his leadership and vision as Chairman of the Board and his invaluable contributions to Compugen's development for two decades. I also want to personally thank him for his guidance and support over the past seven years and for the exceptional and fruitful teamwork during my tenure as President and CEO."

Paul Sekhri was appointed the President and CEO of Lycera Corp. in February 2015. Prior to joining Lycera, he served as Senior Vice President, Integrated Care for Sanofi from April 2014 through January 2015. Previously, he served as Group Executive Vice President, Global Business Development and Chief Strategy Officer for Teva Pharmaceutical Industries, Ltd. Prior to joining Teva he spent five years as Operating Partner and Head of the Biotechnology Operating Group at TPG Biotech, the life sciences venture capital arm of TPG Capital. From 2004-2009, Mr. Sekhri was Founder, President, and Chief Executive Officer of Cerimon Pharmaceuticals, Inc. Prior to founding Cerimon, Mr. Sekhri was President and Chief Business Officer of ARIAD Pharmaceuticals, Inc. Previously, Mr. Sekhri spent four years at Novartis, as Senior Vice President, and Head of Global Search and Evaluation, Business Development and Licensing for Novartis Pharma AG. Mr. Sekhri also developed the Disease Area Strategy for Novartis, identifying those specific therapeutic areas upon which the company would focus. His first role at Novartis was as Global Head, Early Commercial Development – a department he established to ensure the differential competitive advantage of Novartis' pipeline.

Mr. Sekhri completed graduate work in Neuroscience at the University of Maryland School of Medicine, where he also received his BS in Zoology.

Mr. Sekhri is currently a member of the Board of Directors of Veeva Systems Inc., Chairman of the Board of Supervisory Directors of Pharming N.V. and Topas Therapeutics GmbH, and was recently nominated as Chairman of the Board of Petra Pharma. Additionally, he is on the Board of Directors of the TB Alliance, and, as an avid classical music enthusiast, is Vice Chairman of Young Concert Artists, Inc., and is on the Board of Trustees of Caramoor Center for Music and the Arts. Mr. Sekhri is also an active member of the Patrons Council of Carnegie Hall.

About Compugen
Compugen is a therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company's therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen's business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel, with R&D facilities in both Israel and South San Francisco, CA. Compugen's shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as "will," "may," "expects," "anticipates," "believes," "potential," "plan," "goal," "estimate," "likely," "should," and "intends," and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen's business model is substantially dependent on entering into collaboration agreements with third parties, Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen's most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124